April 21, 2025

David Wood
General Counsel
Hinge Health, Inc.
455 Market Street, Suite 700
San Francisco, California 94105

       Re: Hinge Health, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 7, 2025
           File No. 333-285682
Dear David Wood:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 26, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed on April 7, 2025 Cover Page

1. Please revise the cover page to clarify that each share of your Series E preferred stock will be convertible at any time into one share of Class B common stock at the option of the holder. Also, clarify in the Description of Capital Stock and risk factor sections whether the Series E preferred stock will automatically convert into Class A or Class
       B common stock upon your sale of common stock in a firm commitment underwritten public offering.
 April 21, 2025
Page 2
Preliminary Operating Results for the Three-Months Ended March 31, 2025 (Unaudited), page 10

2.     We note your statement that    [you] are currently unaware of any items
that would
       require [you] to make adjustments to the information set forth below, it is possible that [you] or Deloitte & Touche LLP may identify such items as [you] complete
       [your] interim financial statements and any resulting changes could be
material.    If
       you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented.

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Tad J. Freese